UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 10 )*

Dow Jones & Company, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
260561105 (CUSIP Number)
Dennis R. Delaney Hemenway & Barnes 60 State Street Boston, MA 01451 (617) 227-7940 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 12, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 260561105

1.	Names of Reporting Persons. Roy A. Hammer I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500

	8.	Shared Voting Power 6,572,244 shares Common Stock and 9,998,891 shares Class B Common Stock (convertible into Common Stock)

	9.	Sole Dispositive Power 500

	10.	Shared Dispositive Power 6,572,244 shares Common Stock and 9,998,891 shares Class B Common Stock (convertible into Common Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See item 8 above.

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 23.32%

14.	Type of Reporting Person OO IN

Note to Line 4: Source of funds is personal funds with respect to 500 shares of Common Stock and source of funds for all remaining shares is not applicable; ownership acquired by appointment as trustee of trusts.

Note to Line 14: Type is OO - Co-trustee with respect to all reported shares other than 500 shares of Common Stock, for which Type is IN.
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Item 1. Security and Issuer Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2. Identity and Background.

(a)	Name: Roy A. Hammer, Esq.

(b)	Residence or business address: c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109

(c)	Present Principal Occupation or Employment: Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, Massachusetts 02109-1899

(d)	Criminal Conviction: No such conviction

(e)	Court or Administrative Proceedings: Not a party to any such proceeding

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration:

         500 shares were purchased with the undersigned’s personal funds. The remaining securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See items 11 and 13 of the cover page.

(b)

The undersigned shares the voting and dispositive power as a co-trustee over 6,572,244 shares of the issuer's stock with the following persons:

         (A) With Lawrence T. Perera and Christopher Bancroft over 1,055,000 shares of stock;
         (B) With Michael B. Elefante and Jane C. MacElree 1,846,206 shares of stock;
         (C) With Ann C. Bartram and Steven Bartram over 37,431 shares of stock;
         (D) With Bayne Stevenson, Rhoderick B. MacLeod and Elizabeth Steele over 178,000,
         (E) With Martha S. Robes, Jean B. Stevenson, Rhoderick B. MacLeod, and Elizabeth Steele over 1,500,500 shares of stock;
         (F) With Heidi Cox over 74,286 shares of stock;
         (G) With Martha W. Cox and Michael J. Puzo over 6,000 shares of stock;
         (H) With William C. Cox, Jr. and Michael J. Puzo over 10,923 shares of stock;
         (I) With Martha C. Farrell and Thomas V. Farrell, Jr. over 21,000 shares of stock;
         (J) With Timothy F. Fidgeon, Charlotte Hill and Thomas G. Hill over 10,062 shares of stock;
         (K) With Edward H. Raymond over 2,500 shares of stock;
         (L) With State Street Bank and Trust Company of New England, N. A. and Michael B. Elefante over 24,912 shares of stock;
         (M) With Michael B. Elefante and U. S. Trust Company, N.A. over 30,424 shares of stock; and
         (N) With U.S. Trust Company, N.A., Jane C. MacElree and Michael B. Elefante over 1,775,000 shares of stock.

         (2)(A)(i) Lawrence T. Perera, Esq., Michael J. Puzo, Esq., Michael B. Elefante and Timothy F. Fidgeon, Esq.
         (ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
         (iii) attorney and professional fiduciary;
         (iv) no such conviction;
         (v) not a party to any such proceedings; and
         (vi) United States.

         (2)(B)(i) Ann C. Bartram;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) housewife;
         (iv) no such conviction;
         (v) not a party to any such proceedings; and
         (vi) United States.

         (2)(C)(i) Steven Bartram;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) staff member of urban environmental organization;
         (iv) no such conviction;
         (v) not a party to any such proceedings; and
         (vi) United States.

         (2)(D)(i) Elizabeth Steele;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) real estate developer;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(E)(i) Rhoderick B. MacLeod;
         (ii) MacLeod & McGuinness, P.A., 1800 Second Street, Suite 750, Sarasota, FL 34236;
         (iii) attorney;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2(F)(i) Martha S. Robes;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) former director (now retired), Dow Jones & Company, Inc.;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(G)(i) William C. Cox, Jr.;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) retired;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(H)(i) Heidi Cox;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) volunteer;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(I)(i) Jean B. Stevenson;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) decorator;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(J)(i) Bayne Stevenson;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) real estate developer;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(K)(i) Martha W. Cox;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) none;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(L)(i) Martha C. Farrell;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) housewife;
         (iv) no such conviction;
         (v) not a party to such proceeding; and
         (vi) United States.

         (2)(M)(i) Thomas V. Farrell, Jr.
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) model;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(N)(i) State Street Bank and Trust Company of New England, N.A.;
         (ii) 225 Franklin Street, Boston, MA 02109;
         (iii) Principal business is trust management;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(O)(i) Jane C. MacElree;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) none;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(P)(i) Christopher Bancroft;
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) director, Dow Jones & Company, Inc.;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(Q)(i) Edward H. Raymond;
         (ii) c/o UBS Financial Services, Inc., 100 Federal Street, Boston, MA 02101;
         (iii) Vice President, UBS Financial Services, Inc.
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(R)(i) U.S. Trust Company, N.A.;
         (ii) 225 Franklin Street, Boston, MA 02109;
         (iii) none;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(S)(i) Charlotte Hill
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) housewife;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

         (2)(T)(i) Thomas G. Hill
         (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
         (iii) independent filmmaker;
         (iv) no such conviction;
         (v) not a party to any such proceeding; and
         (vi) United States.

(c)	None.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)

The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

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Item 7. Material to be Filed as Exhibits. There are no relevant materials to be filed herewith.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2004
Roy A. Hammer
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney-in-Fact for Roy A. Hammer

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